UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2nd, 2023

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Azerbaijan: Inauguration of the Absheron gas field (September 1, 2023).

Exhibit 99.2	Disclosure of Transactions in Own Shares (September 4, 2023).

Exhibit 99.3	Disclosure of Transactions in Own Shares (September 11, 2023).

Exhibit 99.4	Suriname: TotalEnergies announces an oil project of 200,000 b/d in Block 58 and launches development studies with the objective of sanctioning the project end 2024 (September 13, 2023).

Exhibit 99.5	Decarbonizing Refining: TotalEnergies Launches a Call for Tenders for the Supply of 500,000 tons per year of Green Hydrogen (September 14, 2023).

Exhibit 99.6	TotalEnergies and Air Liquide join Forces on Green Hydrogen to Decarbonize the Normandy Platform (September 14, 2023).

Exhibit 99.7	Brazil: TotalEnergies, Petrobras and Casa dos Ventos will explore together business opportunities in renewables (September 15, 2023).

Exhibit 99.8	Libya Floods: TotalEnergies Mobilized to Support the People of Libya (September 18, 2023).

Exhibit 99.9	Disclosure of Transactions in Own Shares (September 18, 2023).

Exhibit 99.10	TotalEnergies and European Energy to partner on renewable projects in multiple geographies (September 20, 2023).

Exhibit 99.11	India: TotalEnergies to Invest in a new 1,050 MWac renewable portfolio JV, equally owned with Adani Green Energy Limited (AGEL) (September 20, 2023).

Exhibit 99.12	Circular Economy: TotalEnergies to Build a New Plastic Recycling Unit at the Grandpuits Zero-Crude Platform (September 20, 2023).

Exhibit 99.13	The Board of Directors of TotalEnergies reaffirms its support to the Company’s multi-energy strategy and its confidence in the governance & management to continue its implementation (September 21, 2023).

Exhibit 99.14	Disclosure of Transactions in Own Shares (September 25, 2023).

Exhibit 99.15	Strategy & Outlook Presentation 2023 (September 27, 2023).

Exhibit 99.16	Germany: TotalEnergies will install and operate 1,100 High-Power EV Charge points (September 27, 2023).

Exhibit 99.17	Angola: TotalEnergies sells a 40% interest in Block 20 to Petronas ahead of its development (September 28, 2023).

Exhibit 99.18	France: TotalEnergies Acquires Ombrea and Creates a Center of Expertise for Agrivoltaics (September 28, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: October 2nd, 2023	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer